Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330 Direct
info@cannaeholdings.com
cannaeholdings.com

CORRESPONDENCE
VIA EDGAR

August 24, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suying Li and Rufus Decker

Re: Cannae Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 26, 2021
File No. 001-38300

Dear Ms. Li and Mr. Decker:

Cannae Holdings, Inc. (the “Company”) is in receipt of the follow-up comments of the staff of the Securities and Exchange Commission contained in its letter dated August 12, 2021 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2020. The Comment Letter requested a response by August 26, 2021. Pursuant to a conversation between Ms. Li and David Wohl of Weil, Gotshal & Manges LLP, the Company hereby requests an extension until August 30, 2021 to respond to the Comment Letter.

Thank you, and please contact the undersigned with any questions.

Sincerely,

Cannae Holdings, Inc.
/s/ Bryan D. Coy,
Chief Financial Officer